UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
Specialized Disclosure Report

CHARGEPOINT HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39004	84-1747686
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
240 East Hacienda Ave Campbell, CA (Address of principal executive office)	95008 (Zip Code)

Rex S. Jackson
Chief Financial Officer
(408) 841-4500
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

A copy of ChargePoint Holdings, Inc.’s Conflict Minerals Report for the reporting period January 1, 2022 to December 31, 2022 is attached hereto as Exhibit 1.01 and is publicly available at https://investors.chargepoint.com/overview/default.aspx under the “Financials” section “SEC Filings” tab.

Section 2 - Resource Extraction Issuer Disclosure

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01- Conflict Minerals Report for the reporting period January 1, 2022 to December 31, 2022 as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 26, 2023

CHARGEPOINT HOLDINGS, INC.
By:	/s/ Rex S. Jackson
Rex S. Jackson
Chief Financial Officer
(Principal Financial Officer)